SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 6)

Under the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Senior Vice President and General Counsel Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5300	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 30,272,225 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 30,272,225 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,272,225 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 23.4% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 4,408,396 shares of common stock held by Mr. Diller, (ii) options to purchase 2,082,093 shares of common stock held by Mr. Diller that are exercisable within 60 days of October 7, 2014, (iii) 439,552 shares of common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,542,185 shares of common stock held by Liberty USA Holdings, LLC (“Liberty USA”), a wholly owned subsidiary of Liberty, and (v) 12,799,999 shares of Class B common stock held by Liberty USA.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 59.5% of the voting power of the Company.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 30,272,225 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 30,272,225 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,272,225 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 23.4% (1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 4,408,396 shares of common stock held by Mr. Diller, (ii) options to purchase 2,082,093 shares of common stock held by Mr. Diller that are exercisable within 60 days of October 7, 2014, (iii) 439,552 shares of common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,542,185 shares of common stock held by Liberty USA Holdings, LLC (“Liberty USA”), a wholly owned subsidiary of Liberty, and (v) 12,799,999 shares of Class B common stock held by Liberty USA.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 59.5% of the voting power of the Company.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Liberty Interactive Corporation (“Liberty”) and Barry Diller (“Mr. Diller,” and together with Liberty, the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $.001 per share (the “Common Stock”), of Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”).  Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group”.  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Company by the Reporting Group, on August 22, 2005, as amended by Amendment No. 1 filed with the SEC on December 13, 2005, Amendment No. 2 filed with the SEC on June 28, 2007, Amendment No. 3 filed with the SEC on November 1, 2007, Amendment No. 4 filed with the SEC on December 30, 2011 and Amendment No. 5 filed with the SEC on April 2, 2012 (together, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 2.   Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Schedule 13D in its entirety. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A. During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 26, 2014, pursuant to the terms of the Governance Agreement, Liberty irrevocably exercised its preemptive right to purchase 264,608 shares of Common Stock at a price of $77.11 per share.  On October 7, 2014, Liberty consummated the purchase of the shares of Common Stock subject to the pre-emptive right.  Liberty made the purchase using cash on hand.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 and 6 of the Schedule 13D or contained in the agreements attached as Exhibits to the Schedule 13D, the Reporting Persons or their respective subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Items 5 and 6 of the Schedule 13D or contained in the agreements attached as Exhibits to the Schedule 13D, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Barry Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 5 and 6 of the Schedule 13D is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of the Schedule 13D and Rows (7) through (10) of the cover pages to this Amendment is incorporated herein by reference.

(a)-(b) The members of the Reporting Group beneficially own 30,272,225 shares of Common Stock (assuming the exercise of options to purchase 2,082,093 shares of Common Stock), and 12,799,999 shares of Class B Common Stock, which shares constitute 15.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 23.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 59.5% of the voting power of the Company.

The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on July 18, 2014, 114,388,090 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014. Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its affiliates, subject to certain limitations as described herein.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: October 7, 2014

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

BARRY DILLER

	By:	/s/ Barry Diller

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY INTERACTIVE

CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Interactive Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Michael George QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380	Director of Liberty; President and Chief Executive Officer, QVC, Inc.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong Sony Pictures Europe House 25 Golden Square 4th Fl., Room 05A London, W1F 9LU United Kingdom	Director of Liberty, President-International, Sony Pictures Entertainment, Inc.

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty